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                                                                  [BE FREE LOGO]


                                 Filed by Be Free, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Be Free, Inc.

                                 Commission File No. 000-27271

FOR IMMEDIATE RELEASE

Press Contacts:         Elizabeth M. Lloyd                    Stephen M. Joseph
                        ValueClick, Inc.                      Be Free, Inc.
                        415.293.1866                          508.480.4017
                        elizabeth@valueclick.com              sjoseph@befree.com


                         ValueClick and Be Free to Merge

           Merger Will Create Diversified Digital Marketing Powerhouse

     WESTLAKE VILLAGE, CA and MARLBOROUGH, MA - March 11, 2002 - ValueClick, Inc. (Nasdaq: VCLK), a leading provider of traditional and interactive marketing solutions, and Be Free, Inc. (Nasdaq: BFRE), a prominent provider of performance-based marketing technology and services, today announced that they have entered into a definitive merger agreement. The combined company will be named ValueClick, Inc., and will have worldwide headquarters in Westlake Village, California.

     The merger agreement, which has been approved by the board of directors of both companies, provides that each share of Be Free common stock will be converted into the right to receive 0.65882 shares of ValueClick common stock. The merger, anticipated to close by the end of the second quarter of 2002, is subject to approval by the stockholders of ValueClick and Be Free, regulatory approval and other customary closing conditions.

     In the merger, ValueClick will issue approximately 43.4 million shares of its common stock for all the outstanding common stock of Be Free. When the merger is completed, Be Free's stockholders will own approximately 45% of the combined company's outstanding shares.

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ValueClick and Be Free / 2

A Diversified Digital Marketing Powerhouse

     The merger will bring together ValueClick's and Be Free's broad array of online and offline technology and media services, which now encompass real-time third-party and publisher ad serving, CPM, CPC and CPA advertising, agency management software, affiliate marketing products and services, custom media solutions, customer retention and customer acquisition e-mail technology and services and personalized recommendation technology.

     By uniting the people and resources of ValueClick and Be Free, the combined company will create a world-class organization. It will have a worldwide sales force with domestic offices throughout the United States and international offices in Canada, the United Kingdom, Germany, France and Japan. With its collective operational and research and development expertise, the company will have the infrastructure and resources to develop additional products and build market share.

     ValueClick has acquired five companies in the past two years, most recently Mediaplex, best known for its MOJO ad serving and eCRM technology, and AdWare Systems, a leading provider of agency management software. The successful integration of ValueClick and Be Free is expected to reap additional cost synergies in the media and technology arena.


Financial Strength of the Combined Company

     Upon closing of the merger, management believes that the combined company will have the financial strength of over $270 million in cash and interest-yielding securities and annual revenue potential of $83 million, in line with ValueClick's previously announced 2002 revenue guidance of $60 million and Be Free's previously announced 2002 revenue guidance of $23 million. Through cost efficiencies and operational synergies, management anticipates that the combined company will reach breakeven before non-cash and non-recurring charges in the fourth quarter of 2002, and that by the middle of 2003 savings from cost reduction activities will exceed $6 million on an annualized basis.

     "Our goal is to continue to add products and services that Fortune 500 firms are seeking in addition to those they already receive from ValueClick," stated James Zarley, Chairman and Chief Executive Officer of ValueClick. "Be Free is a great fit with that plan. Being able to

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ValueClick and Be Free / 3

extend our technology product offerings while achieving significant cost reductions will ensure both the growth potential and financial stability that is needed in this market."

     "With this merger, ValueClick and Be Free gain the critical mass needed to substantially increase market share and build on our vision of a shared marketing platform," said Gordon B. Hoffstein, Chairman and Chief Executive Officer of Be Free. "With our complementary product lines, today's leading companies will be able to choose one company to provide a wide range of digital marketing solutions to gain high-quality customers cost effectively."

     At the close of the transaction, Be Free will become a wholly owned subsidiary of ValueClick and James Zarley will continue as the Chairman and Chief Executive Officer of the company. Following the merger, ValueClick's board of directors will be comprised of seven members - four, including Mr. Zarley, from ValueClick and three, including Mr. Hoffstein, from Be Free.


About Be Free, Inc.

     The Be Free marketing platform allows online businesses to attract, convert and retain customers easily and cost effectively. The company provides a uniform system for tracking, managing, measuring and analyzing all of a business's online marketing programs. These services are hosted, allowing a business to deploy its marketing programs rapidly, without placing time intensive and expensive demands on its own technical resources.

     With Be Free's industry-leading BFAST(R) partner marketing services, businesses manage and track strategic partners and affiliates - compensating these selling partners based on their performance. Be Free's BSELECTSM Onsite service helps a business to convert visitors to buying customers by recommending relevant products in real time. Be Free's customers include barnesandnoble.com, VerizonWireless.com, Staples.com, Sprint, HSN, shop.microsoft.com, Travelocity.com, Sony Corp. of America, IBM, CitiFinancial, a division of CitiGroup, gap.com and ShopNBC.


About ValueClick, Inc.

     ValueClick is a leading global provider of digital marketing solutions for advertisers and web publishers. Through a combination of digital advertising, digital marketing and digital retention marketing, ValueClick provides marketers with custom media solutions to both build brand

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ValueClick and Be Free / 4

value and attract targeted, high-quality customers. To accomplish this, ValueClick employs rigorous network quality control, advanced targeting capabilities and an integrated product line. For website publishers of all sizes, ValueClick offers the ability to create reliable new revenue opportunities from their advertising inventory. ValueClick offers marketers and advertisers a wide spectrum of custom media and technology solutions such as real-time third party and publisher ad serving, CPM, CPC and CPA advertising, agency management software and both customer acquisition and customer retention email technology.

     ValueClick provides results for clients such as General Motors, eBay, the Coca-Cola Company, Heineken N.V., Sara Lee Corporation, GlaxoSmithKline, Citigroup, Inc., American Express Company, British Airways, Hyatt Corporation, AAA, Ameriquest, WorldComm, the Wall Street Journal's Career Journal and Real Estate Journal, Barclays Bank, Dell Computers, Expedia, iVillage and Microsoft.


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Safe Harbor Statement

     Statements in this press release regarding the proposed transaction between ValueClick and Be Free, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, and any other statements about ValueClick and Be Free management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction, the inability of ValueClick to successfully integrate Be Free's operations and employees, the inability to realize anticipated synergies and cost savings, the inability to realize anticipated revenues and the other factors described under the headings "Risk Factors" and "Risk Factors That May Affect Results," respectively, in ValueClick's and Be Free's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2001, which descriptions are incorporated by reference into this press release. ValueClick and Be Free disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

           IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

     ValueClick plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and ValueClick and Be Free plan to file with the SEC and mail to their

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ValueClick and Be Free / 5

respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy
Statement/Prospectus will contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy
Statement/Prospectus carefully when they are available.

     ValueClick and Be Free, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A list of the names of ValueClick's directors and executive officers and descriptions of their interests in ValueClick is contained in ValueClick's proxy statement dated September 27, 2001, which documents are filed with the SEC. A list of the names of Be Free's directors and executive officers and descriptions of their interests in Be Free is contained in Be Free's proxy statement dated April 9, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, which documents are filed with the SEC. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Joint Proxy Statement/Prospectus when it becomes available.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800-SEC-0330 for further information about the public reference room. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Investors and security holders will be able to obtain free copies of these documents filed with the SEC by ValueClick and Be Free through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain
------------
free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.

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